Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

(“Randgold Resources” or “Randgold”)

KIBALI POISED TO DELIVER

Kinshasa, DRC, 16 April 2013 - The giant Kibali gold project in the Democratic Republic of Congo is steadily nearing the stage where it will start to deliver value to its stakeholders and to support the economic growth of the DRC, says developer and co-owner Randgold Resources.

Speaking at a media presentation here today, chief executive Mark Bristow said the Randgold projects team was fully focused on its target of producing Kibali’s first bar of gold before the end of this year. At the same time, the operational team who will run the mine is being marshalled. In line with Randgold’s philosophy of local employment and empowerment, Kibali’s general manager and most of its senior managers will all be Congolese nationals.

When the combined open pit and underground mining operation is running at full capacity, Kibali will be processing 7 million tonnes of ore per year to produce around 600 000 ounces of gold, making it one of the largest gold mines in Africa. Open pit mining is already underway to build up the ore stockpile which currently stands at 600 000 tonnes. The projects team is also pressing ahead with the underground mine development, and work on the decline and the vertical shaft is progressing rapidly.

“We are not just building a world-class mine here, we’ve also expanded and upgraded the regional infrastructure, which is already benefiting the Orientale province where Kibali is located. We’re also rehousing the local community in a model village which, when it is completed by the middle of the year, will comprise 4 000 new homes with access to water and power, as well as clinics, schools and churches,” Bristow said.

“Our aim is to develop sustainably profitable mining businesses in partnership with our host countries, and our vision is a long term one. Since acquiring the Kibali project, we have more than doubled its gold reserves through exploration and we continue to hunt for further ounces within the lease area, so that we can replace what we consume through mining. In addition, we are expanding our presence in the DRC through our recent joint venture with Kilo Goldmines, which has given us access to a holding of more than 2 000km² in the prospective greenstone belts in the northeast of the country.”

Bristow said Randgold believed that the DRC’s Orientale province had the potential to become another Katanga. To achieve this, however, the country’s central and regional governments would have to match Randgold’s own commitment to its development.

“Like many African countries, the DRC has an unhappy history of resource exploitation, first by its colonial masters and then by its own previous governments. Responsibly employed, the DRC’s mineral wealth can be the foundation of a strong economy which will be of lasting benefit to the country and all its people, but only if the temptation to harvest this great asset prematurely is resisted. Randgold has already shown its intent by delivering on all its promises, and we trust that Kibali’s other stakeholders, notably the government, will do the same,” he said.

ENQUIRIES:

Mark Bristow Kibali chairman & Randgold Resources CEO +223 6675 0122 / +44 788 071 1386	Willem Jacobs Randgold GM operations Central & East Africa +243 991 001 222

Louis Watum GM Kibali Goldmines +243 994 035 464 / +243 817 153 062	Kathy du Plessis Randgold investor & media relations +44 20 7557 7738 / randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the ‘SEC’). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.